Filed by Potomac Electric Power Company Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-1072 Subject Company: Conectiv

THE FOLLOWING IS TEXT FROM A PROXY SOLICITATION BROCHURE BEING SENT TO SHAREHOLDERS OF PEPCO.
[FRONT COVER] [Pepco logo] [Conectiv logo] [check mark] [MISCELLANEOUS PICTURES]	Vote FOR the Merger To Own a Stake in the Largest Mid-Atlantic Electricity Delivery Company

[INSIDE PAGE ONE] [check mark] Vote FOR the Merger To Own a Stake in the Largest Mid-Atlantic Electricity Delivery Company [MISCELLANEOUS PICTURES]

Dear Pepco Shareholder,

Recently, Pepco mailed you proxy materials regarding our proposed merger with Conectiv, a utility serving southern New Jersey and the Delmarva Peninsula. We hope you will review these materials carefully, as they provide important and detailed information about the merger.

As a Pepco Shareholder, you have the opportunity to own a stake in a larger enterprise that is expected to be better positioned to compete financially and strategically by voting FOR the Pepco/Conectiv merger. The merger offers the potential for significant future growth in a dynamic marketplace. Your board of directors and management team believe this merger is in the best interests of Pepco and its shareholders and they unanimously recommend that you vote FOR the merger.

For the merger to be approved, two-thirds of all outstanding Pepco common shares must be voted FOR the merger. To support the merger, you must actually vote your shares. If you take no action, it will have the same effect as a vote against the merger.

We urge you to vote today by signing, dating and returning the enclosed proxy card. If you have any questions about the merger or how to vote your shares, please call Innisfree M&A Incorporated, the firm assisting Pepco in the solicitation of proxies. They can be reached toll-free at 1-877-750-9498. You may also call Pepco Shareholder Services at 1-800-527-3726. Thank you for your attention to this important matter.

Sincerely,

/S/ JOHN M. DERRICK, JR.
John M. Derrick, Jr.
Chairman of the Board and
Chief Executive Officer

[INSIDE PAGE TWO]
[check mark] Vote FOR
shareholder
value

The merger is good value for
Pepco shareholders

[check mark] Vote FOR
a stronger
competitive
position

[Map of Pepco/Conectiv service territory]

[Pepco logo]         [Conectiv logo]

IMPROVED FINANCIAL PERFORMANCE -expected to be immediately accretive to Pepco's earnings.

LARGER ENTERPRISE WITH MORE RESOURCES - should enhance value of shareholders' total return on investment.

TAX-FREE - you will receive one share of stock in a new yet-to-be-named holding company for each share of Pepco common stock you own, in a tax-free, stock-for-stock exchange.

LEADERSHIP - John M. Derrick, Jr. will be CEO of the holding company, with headquarters in the District of Columbia.

CAN BE COMPLETED QUICKLY - we expect to complete the merger in the first quarter of 2002.

The merger will create the largest electricity delivery company in the dynamic mid-Atlantic region, with the potential to grow earnings. The merged company will have:

TWICE THE CUSTOMER BASE - Will serve more than 1.8 million electric and gas customers in Delaware, the District of Columbia, Maryland, New Jersey and Virginia.

EXPANDED STRATEGIC MARKET - Will serve a 10,000 square mile service territory in a growing region with 4 million in population.

GREATER SALES - Will deliver more than 46,000 gigawatt-hours of electricity annually.

LARGER TRANSMISSION NETWORK - Largest owner of transmission facilities in PJM power pool.

[BACK PAGE]
[Pictures across top of page]
What am I being asked to vote on?

Shareholders are being asked to vote to approve: 1 the merger agreement; 2 the long-term incentive plan for the new holding company; 3 and the election of five directors to the Pepco board of directors. You are also asked to vote against 4 a shareholder proposal relating to the method of electing directors of Pepco.

What does the board of directors recommend?

The board of directors unanimously recommends that you vote FOR proposals 1,
2 and 3 and AGAINST proposal 4.

What happens if I don't vote?

To approve the merger, we must receive affirmative votes from the holders of two-thirds of outstanding Pepco common stock and a majority of all shares of outstanding Pepco common and preferred stock voting together as a class. If you don't vote, or if you abstain from voting, it has the same effect as a vote against the merger.

[Check mark]Vote FOR the
         Pepco/Conectiv Merger!

Please sign, date and return the enclosed proxy card today.
Thank you for your support.
If you need more information, please call our proxy solicitor,

Innisfree M&A Incorporated, toll-free at 1-877-750-9498

Except for historical statements and discussions, the statements in this brochure constitute "forward-looking statements" within the meaning of the federal securities laws. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. In connection with the transaction, additional important factors that could cause actual results to differ materially from those in the forward-looking statements herein include risks and uncertainties relating to delays in obtaining or adverse conditions contained in, related regulatory approvals, changes in economic conditions, availability and cost of capital, changes in weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. Pepco disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of Pepco.

The joint proxy statement/prospectus filed with the Securities and Exchange Commission (the "SEC") by Pepco and Conectiv in connection with the transaction contains important information regarding the transaction and we urge you to read it and any other relevant documents when they become available. The Directors and Officers of Pepco and Conectiv will be soliciting proxies in favor of the transaction. A free copy of the joint proxy statement/prospectus and other documents filed or to be filed by the two companies with the SEC, including information about Pepco's and Conectiv's directors and officers and their beneficial interests in their respective company's common stock, is available at the SEC's web site at http://www.sec.gov.